Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On September 15, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

September 15, 2011 Issue

A Note From Ron and Steve

We are now two weeks into the Design Phase and very pleased with the progress we’re seeing so far. After the Design Phase kick-off meeting on August 30-31, the Business Area Teams have their sights set on reaching the next milestone – building the framework for the new company. The analysis phase is over, and now we have some heavy lifting to do. Not only must we navigate the various regulatory approval processes ahead of us, but we also must continue to put on our “NewCo” hats and identify the processes and systems that are best for the combined company moving forward. Our challenge is to not see the selected processes as those of Exelon nor Constellation but as the new way we will do business together.

This phase is not just about who will do the work. It is much more important that: the Design Phase is about identifying the structures, processes and systems that we will use on Day 1 and beyond, and about how we plan to work together and be successful over the long term as one company. Several of these important principles were covered during the Design Phase kick-off. We discussed the importance of accountability, scalability, value creation, standardization and meeting our regulatory commitments. Additionally, we began discussion of the Exelon Management Model, which is a comprehensive framework for defining and managing how work gets done. Over the coming months, you will hear more about the Management Model and how this continuous improvement tool will be used throughout the new company.

Hopefully by now you have had a chance to view the video segment we recorded while in Baltimore as part of the Design Phase kick-off. If not, we encourage you to visit your merger intranet site and access the video to learn more about the goals of the Design Phase, how you can be part of the process and how we define success in this important next step.

We are thrilled that the various Business Area Teams worked hard to build a solid foundation during the Analysis Phase. With this type of teamwork, we are now able to move forward armed with the right information to get the job done. We have challenges ahead of us these next few months but we are confident that we have the right people to create the nation’s #1 competitive energy company.

Executive Bios

As announced last week, below are the biographies of two of the named executives who will be part of Chris Crane’s direct report team after the closure of the proposed merger. Over the next several issues of IN, we will present biographical information on each of the executives named in the September 9 press release.

William A. Von Hoene, Jr.

Current Title

Executive Vice President, Finance and Legal, Exelon Corporation

Future Title

Senior Executive Vice President and Chief Strategy Officer, Exelon Corporation

Profile

William A. Von Hoene, Jr., has responsibility at Exelon for the departments of finance, legal, communications and public affairs, federal governmental and regulatory affairs and public policy, audit and controls, investments and strategy. Von Hoene joined Exelon, one of the nation’s largest public utilities and the owner of the largest fleet of nuclear plants in the country, in February 2002 as vice president and deputy general counsel in charge of the company’s litigation. In March 2004, he was promoted to senior vice president, in January 2005 to acting general counsel, in February 2006 to general counsel, and in February 2008 to executive vice president. In June 2009 he assumed his current position. Von Hoene serves on Exelon’s Executive Committee and is a member of the board of directors of Nuclear Electric Insurance Limited and the board of advisors of Flying Food Group.

Professional History

Prior to joining Exelon, Von Hoene was a senior partner at Jenner & Block, specializing in complex civil and white-collar criminal litigation. While at Jenner & Block, he served on the management committee and, at various times, as hiring partner and chairperson of the firm’s pro bono and diversity committees.

Civic Involvement

Von Hoene has served on numerous civic and public interest boards of directors. He is past president of the Chicago Lawyers Committee for Civil Rights Under Law, Inc., and past general counsel to the Leadership Council for Metropolitan Open Communities. He currently serves on the boards of directors of the Legal Assistance Foundation of Chicago, the Northwestern Memorial Hospital Foundation and the Diversity Scholarship Foundation, and has previously served on the boards of directors of the Chicago Legal Clinic, the Chicago Bar Foundation and the Joffrey Ballet. He also serves on the Visiting Committee of the University of Chicago Law School, and is a member of the Economic Club of Chicago and the Executives’ Club of Chicago.

Awards

While Von Hoene served as general counsel, the Exelon Legal department received the 2007 Association of Corporate Counsel Pro Bono Award, which recognizes the most outstanding corporate pro bono program in the country and in 2009 was named one of three finalists for Corporate Counsel magazine’s best legal department. Von Hoene received the 2008 Vanguard Award from the Chicago Bar Association, recognizing outstanding contributions in making the legal profession more accessible and reflective of the community at large. In 2009, he received the Spirit of Excellence award from the American Bar Association Commission on Racial and Ethnic Diversity in the Profession, and was named by the National Law Journal as one of the twenty most influential general counsel in the country. Von Hoene also received the 2009 Advocate for Diversity Award for his significant contributions to the legal community and for embracing diversity, and is the 2010 recipient of the Chicago Appleseed Corporate Leader Award. In September 2010, Von Hoene received the Arthur Goldberg Social Justice Award, presented by the Jewish Council on Urban Affairs, for his career-long dedication to social justice.

Education

Von Hoene is a 1980 graduate of the University of Chicago Law School, where he served on the Law Review and was elected to the Order of the Coif, and a 1976 graduate of Yale University.

Family

Von Hoene is married to Nikki Zollar and has three children, William L. Von Hoene, Branden Zollar and Grant Sanders.

Denis P. O’Brien

Current Title

Executive Vice President, Exelon Corporation; President & CEO, PECO

Future Title

Senior Executive Vice President, Exelon Corporation; CEO, Exelon Utilities

Profile

O’Brien is responsible for leadership of PECO’s operations and overall performance associated with service reliability, customer satisfaction, financial management, and regulatory and external affairs. Based in Philadelphia, PECO is Pennsylvania’s largest electric and natural gas utility. PECO employs about 2,400 people, owns $9 billion in assets and generates approximately $5.6 billion in annual revenues. PECO serves 1.6 million electric and 485,000 gas customers in southeastern Pennsylvania.

Professional History

O’Brien was appointed to the top leadership position for PECO in 2003 and was named president and CEO in 2007. He has 30 years of utility experience in engineering, operations, strategic planning and executive management. Previously, he served as executive vice president and as vice president for operations with responsibility for engineering, construction, maintenance and emergency response for the company’s natural gas and electric distribution systems. His special assignments have included strategic planning on mergers and acquisitions, development of the company’s deregulation strategy and organizational redesigns to improve performance. PECO has been highly recognized for leading employee safety, diversity, economic development and environmental programs.

Civic Involvement

O’Brien serves on the board of Independence Blue Cross. He also serves on numerous civic and industry boards, including the Energy Association of Pennsylvania, American Gas Association, Electric Power Research Institute (EPRI), as well as the Pennsylvania Business Council, Greater Philadelphia Chamber of Commerce, The CEO Council for Growth, The Franklin Institute, and the Drexel University board of trustees. He also has previously served on the board of directors for the Pennsylvania Economy League, YMCA of Greater Philadelphia and WHYY, Inc.

Education

O’Brien holds a bachelor’s degree in industrial engineering from Rutgers University and earned a master’s degree in business from Drexel University.

Family

O’Brien and his wife, Carolyn, have three children.

Full biographical information on Crane, O’Brien, Von Hoene, Gillis, Hilzinger, Cornew, and Pardee is available on Exelon’s corporate website (www.exeloncorp.com). Full biographies on Thayer and DeFontes are available at Constellation’s website (www.constellation.com).

Organizational Design Timeline

Expected Milestones Timeline

APCO has timeline graphic from 9/1 issue

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.